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                              May 3, 2022

       Robert Friedland
       Chief Executive Officer and Chairman of the Board
       Ivanhoe Electric Inc.
       606     999 Canada Place
       Vancouver, BC V6C 3E1
       Canada

                                                        Re: Ivanhoe Electric
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted April 22,
2022
                                                            CIK 0001879016

       Dear Mr. Friedland:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 8, 2022 letter

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Our Company, page 1

   1. We note your response to prior comment 3 regarding the criteria you use to determine your material projects.
Please include a summary of this criteria discussion in your filing.
       Risks Related to This Offering and our Common Stock
       If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock, page 47

   2. We note that in response to prior comment 8, you have provided revised disclosure on
 Robert Friedland
FirstName  LastNameRobert  Friedland
Ivanhoe Electric Inc.
Comapany
May  3, 2022NameIvanhoe Electric Inc.
May 3,
Page 2 2022 Page 2
FirstName LastName
         page 173. As per our prior comment, please also expand your disclosure here to disclose the aggregate number of shares of common stock that will be subject to registration rights.
Capitalization, page 60

3.       Please remove the netting effects of cash and cash equivalents from your total
         capitalization so that it presents a total of the debt and equity components of the
         company   s capitalization. In addition, convertible debts presented here are not consistent
         with the financial statements presented. Please revise or advise. Mineral Resources, page 102

4. We note your response to prior comment 15 and have reviewed your summary disclosure.
         Please revise your mineral resource and reserve disclosure to report only those quantities that are attributable to your ownership and not on a 100% basis. See
Item 1303(b)(3)(iii)
         of Regulation S-K. In addition, please state your relevant point of reference for your resource disclosure as insitu tonnages. See Item 1303(b)(3)(v) of Regulation S-K.
5. We note your response to prior comment 16 and agree the Samapleu project does not report reserves. However the San Matias deposit does report reserves and your resources disclosure must be reported as exclusive of reserves. See Item 1303(b)(3)(ii) of
         Regulation S-K.
Table: San Matias Project Mineral Resources, page 127

6. We note your response to prior comment 18 regarding the Net Smelter Return (NSR)
         cutoff grade. Please revise your filing and state whether your cutoff grades are the marginal or the breakeven cutoff grade and insure your included NSR costs are consistent with your glossary definitions.
Index to Financial Statements , page F-1

7. Please revise the index to identify the financial statements for the year ended December
         31, 2021 that are included in your prospectus.
Note 17. Equity
(b) Share Based Payments, page F-21

8. Please disclose the fair value of the underlying common stock at the date of stock options grant, methodology used to determine the fair value of the common stock and related assumptions. In addition, expand your discussions in critical accounting estimates section.
Exhibits

9. We note your response to prior comment 23 states that although the revenue from your
         Software License Agreement dated as of October 15, 2021 represented a significant part
 Robert Friedland
Ivanhoe Electric Inc.
May 3, 2022
Page 3
       of your consolidated revenue at December 31, 2021, your principal business is the development of mining projects and if you succeed in bringing a mine into production, revenue from mineral production would significantly exceed CGI's revenue. However, we also note you disclose on page 12 and elsewhere throughout your prospectus that you operate no mines and that the development of your mineral projects into mines is highly speculative and may be unsuccessful. Please file your Software License Agreement as an exhibit to your registration statement or explain why you do not believe this agreement is material to your current operations.
        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Raj Rajan,
Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at 202-551-
3718 if you have questions regarding engineering comments. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763
with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Friedland
                                                            Division of
Corporation Finance
Comapany NameIvanhoe Electric Inc.
                                                            Office of Energy &
Transportation
May 3, 2022 Page 3
cc:       James A. Mercadante, Esq.
FirstName LastName